Exhibit 99.1

KANZHUN LIMITED to Hold Annual General Meeting on June 28, 2024

BEIJING, May 22, 2024— KANZHUN LIMITED (“BOSS Zhipin” or the “Company”) (Nasdaq: BZ; HKEX:2076), a leading online recruitment platform in China, today announced that it will hold an annual general meeting of the Company’s shareholders (the “AGM”) at 3 p.m. Beijing time on June 28, 2024 at 21/F, GrandyVic Building, Taiyanggong Middle Road, Chaoyang District, Beijing, China for the purposes of considering and, if thought fit, passing with or without amendments, each of the proposed resolutions as set forth in the notice of the AGM (the “AGM Notice”). The AGM Notice, a circular in relation to the AGM, and the form of proxy for the AGM are available on the Company’s website at https://ir.zhipin.com. The board of directors of the Company fully supports the proposed resolutions and recommends that shareholders and holders of American depositary shares (“ADSs”) vote in favor of the proposed resolutions.

Holders of record of ordinary shares of the Company at the close of business on May 23, 2024, Hong Kong time, are entitled to notice of, to attend and vote at, the AGM or any adjournment thereof. Holders of record of ADSs as of the close of business on May 23, 2024, New York time, who wish to exercise their voting rights for the underlying Class A ordinary shares must give voting instructions to Citibank, N.A., the depositary of the ADSs.

The Company has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2023, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s annual report on Form 20-F can be accessed on the Company’s website at https://ir.zhipin.com and on the SEC’s website at http://www.sec.gov.

About KANZHUN LIMITED

KANZHUN LIMITED operates the leading online recruitment platform BOSS Zhipin in China. The Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process. Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited, in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

KANZHUN LIMITED

Investor Relations

Email: ir@kanzhun.com

PIACENTE FINANCIAL COMMUNICATIONS

Email: kanzhun@tpg-ir.com